UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(X) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   McDonald, Garland R.
   10865 Ferry Lake Road
   Oil City, LA  71061
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Marketing Company, Inc.
   FMM
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common shares                |12/28/|J(No|38,500            |A  |Note 1     |38,500             |D     |Note 2                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
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Common shares                |12/28/|J(No|99,751            |A  |Note 1     |99,751             |I     |Note 1                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Options to purchase comm|$2.54   |12/28|J(No|25,000     |A  |Note |11/16|Common share|25,000 |       |25,000      |D  |            |
on shares               |        |/97  |te3)|           |   |3    |/02  |s           |       |       |            |   |            |
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Explanation of Responses:
Note 1: On December 28, 1997, FFP Partners, L.P., completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP Partners were transferred to FFP Marketing
Company, Inc. In connection therewith, each holder of FFP Partners units received one common share of FFP
Marketing for each unit of FFP Partners held on December 28, 1997. The common shares reflected hereon were received in connection with this restructuring by Hi-Lo Distributors, Inc. (144,417 common shares), Gas-Go, Inc.
(49,750 common shares), and FFP Partners Management Company, Inc. (75,210 common shares) and represent
Mr. McDonald's proportionate pecuniary interest in such shares (50% for shares held by Hi-Lo, 50% for shares held by Gas-Go, and 3.5% for FFP Partners Management Company). Mr. McDonald is an officer of Hi-Lo and
Gas-Go and a director of all three companies and has a direct or indirect ownership interest in each of the companies.
Note 2:  Held by Individual Retirement Account for the benefit of Mr.
McDonald.
Note 3: As a result of the restructuring referred to in Note 1, holders of options to purchase units of FFP Partners received options to purchase a like number of common shares of FFP Marketing. The terms of the options so acquired are identical to the options to purchase FFP Partners units except that the exercise price was allocated between the options to acquire FFP Partners units and FFP Marketing common shares based on the relative closing prices on the American Stock Exchange of the two securities for the month following the restructuring. All options are exercisable currently.
SIGNATURE OF REPORTING PERSON
Garland R. McDonald
DATE
February 27, 1998